Exhibit 99.1

New Oriental Provides Update on Status under Holding Foreign Companies Accountable Act

BEIJING, Oct. 10, 2022—New Oriental Education & Technology Group Inc. (“New Oriental” or the “Company”) (NYSE: EDU and SEHK: 9901), a provider of private educational services in China, today updates its status under the Holding Foreign Companies Accountable Act (the “HFCAA”). The Company filed its annual report on Form 20-F for the fiscal year ended May 31, 2022 with the SEC on September 29, 2022 and was provisionally named by the United States Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer on October 6, 2022, U.S. Eastern Time, following such filing.

This is the first time that the Company was named so after the SEC started to make such identification pursuant to the HFCAA and its implementation rules issued thereunder. The Company understands that this identification indicates that the SEC determines that the Company used an auditor whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the “PCAOB”) to issue the audit opinion for its financial statements for the fiscal year ended May 31, 2022.

In accordance with the HFCAA, the SEC shall prohibit a company’s shares or American depositary shares (“ADSs”) from being traded on a national stock exchange or in the over-the-counter trading market in the United States if the company has been identified by the SEC for three consecutive years due to PCAOB’s inability to inspect the auditor’s working paper.

The Company has been actively exploring possible solutions to protect the interest of its stakeholders. The Company’s common shares have been listed on the Main Board of the Hong Kong Stock Exchange since November 2020 and the ADSs and common shares are fully fungible. The Company will continue to comply with applicable laws and regulations in both China and the United States.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, online education and other services, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong

FTI Consulting

Tel: +852 3768 4548

Email: rita.fong@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

2